February 22, 2013
Via EDGAR
Lyn Shenk
Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington, DC 20549-3561

RE:	Triumph Group, Inc.
Form 10-K for the Year Ended March 31, 2012
Filed May 29, 2012
Definitive Proxy Statement on Schedule 14A
Filed on June 19, 2012
File Number: 001-12235

Dear Mr. Shenk:
This letter relates to your comment letter dated February 14, 2013 to M. David Kornblatt, Executive Vice President and Chief Financial Officer of Triumph Group, Inc. (the “Company”), regarding the Company's report listed above.
On the afternoon of February 21, 2013, the Company's counsel, Jerry Guarcini of Ballard Spahr LLP, spoke with Doug Jones of the SEC's Staff, to request an extension of the deadline to respond to the comment letter from March 1, 2013 to March 8, 2013. Mr. Guarcini was informed by Mr. Jones that such request was granted. The Company intends, at this time, to respond to the comment letter on or before March 8, 2013.
Please direct any questions regarding the foregoing to the undersigned at (610) 251-1000.
Thank you for your cooperation.
Sincerely,

/s/ M. David Kornblatt
M. David Kornblatt
Executive Vice President, Chief Financial Officer